                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                 FINAL AMENDMENT

       Aetna Real Estate Associates, L.P., A Delaware Limited Partnership
       ------------------------------------------------------------------
                       (Name of Subject Company (Issuer)*

            Oak Investors, LLC, a Delaware limited liability company -
     Arlen Capital, LLC, a California Limited Liability Company (Offerors)
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(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                      Limited Partnership Depositary Units
                      ------------------------------------
                         (Title of Class of Securities)

                                  008161 10 10
                                  ------------
                      (CUSIP Number of Class of Securities)

 Don Augustine, Manager, Arlen Capital, LLC 1650 Hotel Circle North, Suite 200,
                     San Diego, CA 92101 Tel: (619) 471-1101
  with a copy to: Brian M. Hoye, Esq., Katten Muchin Zavis, 1999 Avenue of the Stars, Suite 1400, Los Angeles, California 90067 Tel: (310) 788-4747
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Fax: 310-788-4471
-----------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE


-----------------------------------------------------  ------------------------------------------
                        Transaction                                  Amount of Filing Fee
                  Valuation   $8,000,000                                   $1,600
-----------------------------------------------------  ------------------------------------------


/X/ Check the box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $1600                     Filing Party:     Oak Investors, LLC; Arlen
                         ------------------------------                     -----------------------------
                                                              Capital, LLC
                                                              -------------------------------------------

Form or Registration No.:           Schedule TO               Date Filed:       July 5, 2000
                         ------------------------------                  --------------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         /X/          third-party tender offer subject to Rule 14d-1.
         / /          issuer tender offer subject to Rule 13e-4.
         / /          going-private transaction subject to Rule 13e-3.
         / /          amendment to schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

     This Amendment Number 2 constitutes the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO") as amended and supplemented by Amendment Number 1, filed by Oak Investors, llc, a Delaware limited liability company, and Arlen Capital, LLC (the "Purchaser"), originally filed with the Securities and Exchange Commission on July 5, 2000. The Schedule TO relates to the Tender Offer by Purchaser to purchase up to 1,000,000 Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 5, 2000 ("Offer to Purchase") and the related Agreement of Sale to include the information set forth below. Terms not otherwise defined below shall have the meanings ascribed to them in the Schedule TO and the Offer to Purchase.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Item 5 is hereby supplemented and amended as follows:

     "The Offer expired at 12:00 Midnight, Eastern Time, on August 18, 2000. The Purchaser accepted for payment 65,822 Units, constituting approximately 0.5 percent (.5%) of the outstanding Units. To date, the Purchaser has accepted for payment a total of 830,777 Units, constituting approximately 6.5 percent (6.5%) of the outstanding Units."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7(a) is hereby supplemented and amended as follows:

     "The total amount of funds required by the Purchaser to purchase the 65,822 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $489,715.68 (the $8.00 purchase price less cash distributions paid by the Partnership in August 2000). The Purchaser obtained such funds (plus amounts to pay fees and expenses) from the Note described in the Offer to Purchase."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 30, 2000                    OAK INVESTORS, LLC

                                            By: Arlen Capital, LLC
                                                   its Manager


                                            By:  /s/ Don Augustine
                                               ---------------------------------
                                            Don Augustine, Manager


                                            ARLEN CAPITAL, LLC


                                            By:  /s/ Don Augustine
                                               ---------------------------------
                                            Don Augustine, Manager


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